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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 13)

                         CARRAMERICA REALTY CORPORATION
                    (FORMERLY NAMED CARR REALTY CORPORATION)
              -----------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   14441K 10 3
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                                 (CUSIP Number)

                               JEFFREY A. COZAD
                          SECURITY CAPITAL U.S. REALTY
                                25b, BOULEVARD ROYAL
                                L-2449 LUXEMBOURG
                                 (352) 46 37 561
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 28, 2000
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                         (Continued on following pages)
                              (Page 1 of 9 Pages)
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


                                  SCHEDULE 13D

--------------------------                            --------------------------
  CUSIP No. 14441K 10 3                                        Page 2 of 9
--------------------------                            --------------------------


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1.       NAMES OF REPORTING PERSONS
         Security Capital U.S. Realty
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [ ]

                                                                  (b)   [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         BK, OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg

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    Number of              7.  SOLE VOTING POWER

      Shares                    28,603,417
                   -------------------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER

     Owned By                   -0-
                   -------------------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER

    Reporting                   28,603,417
                   -------------------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER

                                -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,603,417

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         42.7%

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14.      TYPE OF REPORTING PERSON REPORTING

         CO
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


                                  SCHEDULE 13D

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  CUSIP No. 14441K 10 3                                        Page 3 of 9
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1.       NAMES OF REPORTING PERSONS
         Security Capital Holdings S.A.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [ ]

                                                                  (b)   [ ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO

--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg

--------------------------------------------------------------------------------
    Number of              7.  SOLE VOTING POWER

      Shares                    28,603,417
                   -------------------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER

     Owned By                   -0-
                   -------------------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER

    Reporting                   28,603,417
                   -------------------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,603,417

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         42.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

          This Amendment No. 13 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty, and amends the Schedule 13D originally filed on November 14, 1995 (as previously amended, the "Schedule 13D"). This Amendment No. 13 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

          On July 28, 2000, Security Capital U.S. Realty, Holdings, Carr and Carr Realty, L.P. entered into a letter agreement (the "Letter Agreement") amending the Stockholders Agreement, dated as of April 30, 1996, among such parties (the "Stockholders Agreement"). The Letter Agreement provides for, among other matters, (1) an agreement by Security Capital U.S. Realty and Holdings to vote any shares of Common Stock beneficially owned by them in excess of 45% of the outstanding shares of Common Stock as a result of repurchases of shares of Common Stock by the Carr ("Affected Shares"), in their discretion, either in accordance with the recommendation of the Board of Directors of Carr or in the same proportions as other stockholders of Carr and (2) at the request of Carr, the exchange, under certain circumstances, of Affected Shares for non-voting convertible common shares or fully participating common-equivalent non-redeemable preferred shares of Carr. A copy of the Letter Agreement is filed as Exhibit 12 hereto and incorporated herein by reference, and the description herein of the Letter Agreement is qualified in its entirety by reference thereto.

          In addition, Security Capital U.S. Realty and Holdings have advised Carr that they would not give notice under Section 5.1(b) of the Stockholders Agreement to terminate the Standstill Period thereunder (and as defined therein). As a result, the Standstill Period will remain in effect until at least April 30, 2002, unless earlier terminated in accordance with the terms of the Stockholders Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.


                                  4 of 9 Pages

Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit
             5.1 of Carr Realty Corporation's Current Report on Form 8-K dated November 6, 1995)

Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation)

Exhibit 5 Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 6 Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 7 Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 8 Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty


                                  5 of 9 Pages

Exhibit 9 Subscription Agreement, dated as of December 18, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 10 Subscription Agreement, dated as of April 2, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

Exhibit 11 Subscription Agreement, dated as of April 23, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 12 Letter Agreement, dated July 28, 2000, among CarrAmerica Realty Corporation, Carr Realty, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 13 Joint Filing Agreement, dated as of July 28, 2000, between Security Capital U.S. Realty and Security Capital Holdings S.A.


                                  6 of 9 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           SECURITY CAPITAL U.S. REALTY


                                           By:  /s/ Jeffrey A. Cozad
                                              ---------------------------------
                                              Name:  Jeffrey A. Cozad
                                              Title: Managing Director


                                           SECURITY CAPITAL HOLDINGS S.A.


                                           By:  /s/ Jeffrey A. Cozad
                                              ---------------------------------
                                              Name:  Jeffrey A. Cozad
                                              Title: Managing Director



July 31, 2000


                                  7 of 9 Pages

                                 EXHIBIT INDEX

Exhibit                                   Description

   1* Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

   2* Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to
             Exhibit 5.1 of Carr Realty Corporation's Current Report on Form 8-K dated November 6, 1995)

  2.1* Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

  2.2* Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty

  2.3* Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

   3* Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

   4* Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation)

   5* Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty


----------------------
*  Previously filed

                                  8 of 9 Pages

   6* Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

   7* Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

   8* Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

   9* Subscription Agreement, dated as of December 18, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

  10* Subscription Agreement, dated as of April 2, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

  11* Subscription Agreement, dated as of April 23, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

  12 Letter Agreement, dated July 28, 2000, among CarrAmerica Realty Corporation, Carr Realty, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

  13 Joint Filing Agreement, dated as of July 28, 2000, between Security Capital U.S. Realty and Security Capital Holdings S.A.




----------------------
*  Previously Filed


                                  9 of 9 Pages